SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D. C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

For the month of May 2023

Commission File Number: 001-06439

SONY GROUP CORPORATION

(Translation of registrant’s name into English)

1-7-1 KONAN, MINATO-KU, TOKYO, 108-0075, JAPAN

(Address of principal executive offices)

The registrant files annual reports under cover of Form 20-F.

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F,

Form 20-F X	Form 40-F

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934, Yes No X

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):82-

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

SONY GROUP CORPORATION
(Registrant)

By: /s/ Hiroki Totoki
(Signature)
Hiroki Totoki
President, Chief Operating Officer and
Chief Financial Officer

Date: May 22, 2023

Consolidated Financial Statements

pursuant to the Companies Act of Japan

For the fiscal year ended March 31, 2023

(TRANSLATION)

Sony Group Corporation

TOKYO, JAPAN

Note for readers of this English translation

This document is an English translation of the consolidated financial statements for the fiscal year ended March 31, 2023 (from April 1, 2022 to March 31, 2023) prepared in accordance with the Companies Act of Japan. The English translation is not audited and should there be any inconsistency between the translation and the original Japanese text, the original shall prevail. This document omits certain disclosures required by International Financial Reporting Standards (“IFRS”). Full consolidated financial statements for the fiscal year ended March 31, 2023 prepared in accordance with IFRS will be included in Sony’s annual report on Form 20-F, which Sony expects to file with the U.S. Securities and Exchange Commission on or around June 20, 2023.

Consolidated Statements of Financial Position

Fiscal year ended March 31

	Yen in millions
	2022	2023
ASSETS
Current assets:
Cash and cash equivalents	2,049,636	1,480,900
Investments and advances in the Financial Services segment	360,673	328,357
Trade and other receivables, and contract assets	1,628,521	1,777,939
Inventories	874,007	1,468,042
Other financial assets	149,301	110,950
Other current assets	473,070	610,330
Total current assets	5,535,208	5,776,518
Non-current assets:
Investments accounted for using the equity method	268,513	325,220
Investments and advances in the Financial Services segment	18,445,088	18,445,728
Property, plant and equipment	1,113,213	1,344,864
Right-of-use assets	413,430	478,063
Goodwill	952,895	1,275,112
Content assets	1,342,046	1,561,882
Other intangible assets	450,103	563,842
Deferred insurance acquisition costs	676,526	730,864
Deferred tax assets	298,589	384,839
Other financial assets	696,306	832,344
Other non-current assets	289,050	321,946
Total non-current assets	24,945,759	26,264,704
Total assets	30,480,967	32,041,222

(Continued on the following page.)

Consolidated Statements of Financial Position (Continued)

	Yen in millions
	2022	2023
LIABILITIES
Current liabilities:
Short-term borrowings	1,976,553	1,914,934
Current portion of long-term debt	171,409	187,942
Trade and other payables	1,843,242	1,865,993
Deposits from customers in the banking business	2,886,361	3,163,237
Income taxes payables	106,092	152,700
Participation and residual liabilities in the Pictures segment	190,162	230,223
Other financial liabilities	97,843	73,572
Other current liabilities	1,488,488	1,720,335
Total current liabilities	8,760,150	9,308,936
Non-current liabilities:
Long-term debt	1,203,646	1,767,696
Defined benefit liabilities	254,548	236,121
Deferred tax liabilities	696,492	356,324
Future insurance policy benefits and other	7,039,034	7,264,421
Policyholders’ account in the life insurance business	4,791,295	5,148,579
Participation and residual liabilities in the Pictures segment	220,113	192,952
Other financial liabilities	211,959	350,278
Other non-current liabilities	106,481	127,593
Total non-current liabilities	14,523,568	15,443,964
Total liabilities	23,283,718	24,752,900
EQUITY
Sony Group Corporation’s stockholders’ equity:
Common stock	880,365	880,365
Additional paid-in capital	1,461,053	1,463,807
Retained earnings	3,760,763	4,614,637
Accumulated other comprehensive income	1,222,332	494,407
Treasury stock, at cost	(180,042)	(223,507)
Equity attributable to Sony Group Corporation’s stockholders	7,144,471	7,229,709
Noncontrolling interests	52,778	58,613
Total equity	7,197,249	7,288,322
Total liabilities and equity	30,480,967	32,041,222

*	The figures for the previous fiscal year (as of March 31, 2022) are for reference and not subject to the current fiscal year audit.

Consolidated Statements of Income

Fiscal year ended March 31

	Yen in millions
	2022	2023
Sales and financial services revenue:
Sales	8,396,702	10,095,841
Financial services revenue	1,524,811	1,443,996
Total sales and financial services revenue	9,921,513	11,539,837
Costs and expenses:
Cost of sales	5,845,804	7,174,723
Selling, general and administrative	1,588,473	1,969,170
Financial services expenses	1,374,037	1,224,208
Other operating (income) expense, net	(65,494)	(12,021)
Total costs and expenses	8,742,820	10,356,080
Share of profit (loss) of investments accounted for using the equity method	23,646	24,449
Operating income	1,202,339	1,208,206
Financial income	19,304	31,058
Financial expenses	104,140	58,951
Income before income taxes	1,117,503	1,180,313
Income taxes	229,097	236,691
Net income	888,406	943,622
Net income attributable to
Sony Group Corporation’s stockholders	882,178	937,126
Noncontrolling interests	6,228	6,496

*	The figures for the previous fiscal year (the fiscal year ended March 31, 2022) are for reference and not subject to the current fiscal year audit.

Consolidated Statements of Changes in Stockholders’ Equity

	Yen in millions
	Common stock	Additional paid-in capital	Retained earnings	Accumulated other comprehensive income	Treasury stock, at cost	Sony Group Corporation’s stockholders’ equity	Noncontrolling interests	Total equity
Balance at April 1, 2021	880,214	1,489,597	2,914,503	1,520,257	(124,228)	6,680,343	43,996	6,724,339
Comprehensive income:
Net income			882,178			882,178	6,228	888,406
Other comprehensive income, net of tax				(258,500)		(258,500)	2,498	(256,002)

Total comprehensive income			882,178	(258,500)		623,678	8,726	632,404

Transfer to retained earnings			39,425	(39,425)		—		—
Transactions with stockholders and other:
Issuance of new shares	151	151				302		302
Exercise of stock acquisition rights		547			12,785	13,332		13,332
Conversion of convertible bonds		(2,805)	(958)		18,278	14,515		14,515
Stock-based compensation		6,643				6,643		6,643
Dividends declared			(74,385)			(74,385)	(4,955)	(79,340)
Purchase of treasury stock					(88,624)	(88,624)		(88,624)
Reissuance of treasury stock		1,544			1,747	3,291		3,291
Transactions with noncontrolling interests shareholders and other		(34,624)				(34,624)	5,011	(29,613)
Balance at March 31, 2022	880,365	1,461,053	3,760,763	1,222,332	(180,042)	7,144,471	52,778	7,197,249

*	The figures for the previous fiscal year (the fiscal year ended March 31, 2022) are for reference and not subject to the current fiscal year audit.

	Yen in millions
	Common stock	Additional paid-in capital	Retained earnings	Accumulated other comprehensive income	Treasury stock, at cost	Sony Group Corporation’s stockholders’ equity	Noncontrolling interests	Total equity
Balance at April 1, 2022	880,365	1,461,053	3,760,763	1,222,332	(180,042)	7,144,471	52,778	7,197,249
Comprehensive income:
Net income			937,126			937,126	6,496	943,622
Other comprehensive income, net of tax				(709,332)		(709,332)	2,750	(706,582)

Total comprehensive income			937,126	(709,332)		227,794	9,246	237,040

Transfer to retained earnings			18,593	(18,593)		—		—
Transactions with stockholders and other:
Exercise of stock acquisition rights		(14)	(1,352)		10,364	8,998		8,998
Conversion of convertible bonds		(2,588)	(13,858)		42,993	26,547		26,547
Stock-based compensation		11,064				11,064		11,064
Dividends declared			(86,635)			(86,635)	(5,980)	(92,615)
Purchase of treasury stock					(99,248)	(99,248)		(99,248)
Reissuance of treasury stock		1,242			2,426	3,668		3,668
Transactions with noncontrolling interests shareholders and other		(6,950)				(6,950)	2,569	(4,381)
Balance at March 31, 2023	880,365	1,463,807	4,614,637	494,407	(223,507)	7,229,709	58,613	7,288,322

Notes to Consolidated Financial Statements

Sony Group Corporation and its consolidated subsidiaries are collectively referred to as “Sony” or “Sony Group.”

1.	Scope of consolidation and equity method investments

As of March 31, 2023, Sony had 1,597 consolidated subsidiaries (including structured entities). Sony has applied the equity accounting method for 141 associates and joint ventures.

2.	Significant accounting policies

(1)	Basis of consolidated financial statements

Sony’s Consolidated Financial Statements are prepared in accordance with International Financial Reporting Standards (“IFRS”) pursuant to Article 120, Paragraph 1 of the Regulation on Corporate Accounting. In accordance with the second sentence of the same paragraph, certain disclosures required by IFRS have been omitted.

(2)	Foreign currency translation

Foreign currency transactions are translated at the exchange rates prevailing at the transaction date or rates that approximate such rates. Monetary assets and liabilities denominated in foreign currencies are translated into the functional currency using the exchange rate at the end of the period. Foreign exchange gains and losses resulting from translation and settlement are generally recognized in profit or loss. They are deferred in other comprehensive income if they relate to qualifying cash flow hedges.

Assets and liabilities of foreign operations such as overseas subsidiaries and associates are translated using the exchange rates at the end of the period, and revenue and expense items are translated using the average exchange rates for the period unless the exchange rates fluctuate significantly. Exchange differences arising from the translation are recognized in other comprehensive income. On the disposal of a foreign operation, the cumulative amount of exchange differences relating to that foreign operation is reclassified to profit or loss.

(3)	Financial instruments

Sony recognizes a financial instrument as a financial asset or a financial liability when Sony becomes party to the contractual provisions of the instrument.

Financial assets and financial liabilities are initially measured at fair value. Except for financial assets and financial liabilities measured at fair value through profit or loss, transaction costs that are directly attributable to the acquisition or issuance of the financial asset or financial liability are added to the fair value of financial assets or subtracted from the fair value of financial liabilities at initial recognition.

(i)	Non-derivative financial assets

a.	Classification and measurement

Non-derivative financial assets held by Sony are classified as either financial assets measured at amortized cost, debt instruments measured at fair value through other comprehensive income, equity instruments measured at fair value through other comprehensive income or financial assets measured at fair value through profit or loss.

Financial assets measured at amortized cost

Sony classifies a financial asset as measured at amortized cost if the financial asset is held within a business model whose objective is to collect contractual cash flows and the contractual terms of the financial asset give rise on specified dates to cash flows that are solely payments of principal and interest on the principal amount outstanding. The financial asset is measured at amortized cost by using the effective interest method after initial recognition. On derecognition of a financial asset measured at amortized cost, the difference between the carrying amount and the consideration received or receivable is recognized in profit or loss.

Debt instruments measured at fair value through other comprehensive income

A debt instrument is classified as a financial asset measured at fair value through other comprehensive income if the debt instrument is held within a business model whose objective is achieved by both collecting contractual cash flows and selling the financial asset and the contractual terms of the financial asset give rise on specified dates to cash flows that are solely payments of principal and interest on the principal amount outstanding. Changes in the fair value of the financial asset after initial recognition, except for impairment gains or losses and foreign exchange gains or losses, are recognized in other comprehensive income. Interest income from these financial assets is recognized in profit or loss using the effective interest method. On derecognition of a debt instrument measured at fair value through other comprehensive income, the cumulative amount previously recognized in other comprehensive income is reclassified to profit or loss.

In the life insurance business, the financial assets are held mainly from the perspective of asset-liability management. The objective of holding financial assets in the life insurance business is to match the interest rate sensitivity (duration) of financial assets and insurance contract liabilities (which mainly consist of future insurance policy benefits and the policyholders’ account in the life insurance business) as much as possible, in order to ensure sufficient cash flows are available to settle insurance claims when they come due. Sony manages these assets as one portfolio, based on the overall objective of managing duration and liquidity needs in a capital-efficient manner. While some assets within the portfolio may be held for a longer period of time, Sony considers, because of its overall objective for these assets, that all the financial assets are held within one business model whose objective is achieved by both collecting cash flows and selling financial assets.

Equity instruments measured at fair value through other comprehensive income

For investments in equity instruments which are not held for trading, Sony may make an irrevocable election at initial recognition to present subsequent changes in fair value of the investments in other comprehensive income.

These financial assets are measured at fair value and subsequent changes in the fair value are recognized in other comprehensive income. Dividends from financial assets are recognized in profit or loss, and the cumulative amount recognized in other comprehensive income is transferred to retained earnings upon derecognition.

Financial assets measured at fair value through profit or loss

Financial assets other than those measured at amortized cost or fair value through other comprehensive income are classified as financial assets measured at fair value through profit or loss. Financial assets measured at fair value through profit or loss include financial assets held for trading.

In the life insurance business, investments held for variable life insurance contracts and individual variable annuities mainly consist of equity securities, debt securities and investment funds, which are measured at fair value through profit or loss. For certain financial assets that would not normally be measured at fair value through profit or loss, Sony may, at initial recognition, choose the irrevocable option to measure such financial assets at fair value through profit or loss in order to eliminate or significantly reduce an accounting mismatch.

In the banking business, Sony has made the irrevocable election as mentioned above for some fixed-rate debt securities. In relation to such debt securities, Sony utilizes derivatives to hedge the risk arising from the changes in the fair value of the debt securities due to unfavorable fluctuations of interest rates. Thus, this election is made to mitigate accounting mismatches derived from the changes in the fair value of the debt securities and derivatives used as hedging instruments by recognizing gains and losses from the changes in the fair value of the debt securities in profit or loss.

b.	Derecognition

Sony derecognizes a financial asset when the contractual rights to the cash flows from the financial asset expire, or when Sony transfers the contractual rights to receive the cash flows of the financial asset and substantially transfers all of the risks and rewards of the financial asset.

c.	Impairment

Sony estimates expected credit losses and recognizes loss allowances for financial assets measured at amortized cost and debt instruments measured at fair value through other comprehensive income. At each reporting date, Sony measures the loss allowance for a financial instrument at an amount equal to the lifetime expected credit losses if the credit risk on that financial instrument has increased significantly since initial recognition. If, at the reporting date, the credit risk on a financial instrument has not increased significantly since initial recognition, Sony measures the loss allowance for that financial instrument at an amount equal to 12-month expected credit losses. In assessing whether the credit risk has increased significantly or not, Sony uses the change in the risk of a default occurring over the expected life of the financial instrument and estimates expected credit losses by using the method which reflects the past loss rate and other reasonable and supportable forward-looking information on macroeconomic factors affecting the ability of the customers to settle the receivables.

Sony measures the expected credit losses of a financial asset in a way that reflects an unbiased and probability-weighted amount incorporating the time value of money and reasonable and supportable information that is available at the reporting date about past events, current conditions and forecasts of future economic conditions.

However, for trade and other receivables, and contract assets including non-current other receivables in the Pictures segment, the loss allowance is measured at an amount equal to lifetime expected credit losses irrespective of the change of credit risk on a collective basis or an individual basis incorporating factors such as the past-due status and the attributes of the counterparties.

Sony determines a financial asset is credit-impaired when one or more events that have a detrimental impact on the estimated future cash flows of that financial asset have occurred. The criteria that Sony uses to determine that a financial asset is credit-impaired include a default or delinquency of more than 90 days past due in interest or principal payments.

Sony writes off the gross carrying amount of a financial asset when it cannot reasonably expect to recover all or part of the asset.

(ii)	Non-derivative financial liabilities

Sony classifies non-derivative financial liabilities as either financial liabilities subsequently measured at amortized cost by using the effective interest method or financial liabilities measured at fair value through profit or loss.

Sony derecognizes a financial liability when it is extinguished, meaning when the obligation specified in the contract is discharged, cancelled or expired.

(iii)	Derivative financial instruments and hedge accounting

All derivatives are recognized as either assets or liabilities in the consolidated statements of financial position at fair value. Changes in the fair value of derivative financial instruments are either recognized periodically through profit or loss or other comprehensive income, depending on whether the derivative financial instrument qualifies as a hedge and the derivative is being used to hedge changes in fair value or cash flows.

Derivative financial instruments held by Sony are accounted for as described below.

Cash flow hedges

Changes in the fair value of derivatives that are designated and determined to be effective as cash flow hedges for forecasted transactions or exposures associated with recognized assets or liabilities are initially recorded in other comprehensive income and reclassified to profit or loss when the hedged transaction affects profit or loss. Changes in the fair value of the ineffective portion are immediately recognized in profit or loss.

Derivatives not designated as hedges

Changes in the fair value of derivatives not designated as hedges are immediately recognized in profit or loss.

Assessment of hedge effectiveness

When applying hedge accounting, Sony formally documents all hedging relationships between the derivatives designated as hedges and the hedged items, as well as its risk management objectives and strategies for undertaking various hedging activities. Sony links all hedges that are designated as cash flow hedges to specific assets or liabilities in the consolidated statements of financial position or to the specific forecasted transactions. Sony also assesses, both at the inception of the hedge and on an ongoing basis, whether the derivatives that are designated as hedges have an economic relationship with the hedged item in offsetting changes in fair value or cash flows of hedged items. The effect of credit risk does not dominate the value changes that result from the underlying economic relationship. In addition, the hedge ratio of the hedging relationship is designed to be the same as that resulting from the quantity of the hedged item that Sony actually hedges and the quantity of the hedging instrument that Sony actually uses to hedge that quantity of the hedged item. When it is determined that a derivative no longer has an economic relationship with the hedged item, Sony discontinues hedge accounting.

(4)	Valuation of inventories

Inventories are measured at the lower of cost or net realizable value. The cost of inventories is determined on the “weighted average cost” basis. Net realizable value is the estimated selling price in the ordinary course of business less the estimated costs of completion and the estimated costs necessary to make the sale.

(5)	Depreciation of property, plant and equipment

Property, plant and equipment are depreciated on a straight-line basis over their useful lives (depreciation period ranging from 2 to 50 years for buildings and from 2 to 10 years for machinery and equipment). Sony reviews the residual values and the useful lives at each fiscal year-end, or sooner if circumstances require.

(6)	Amortization methods for intangible assets including content assets

Intangible assets with finite useful lives mainly consist of patent rights, know-how, license agreements, customer relationships, trademarks, software, television carriage contracts (broadcasting agreements), film costs, broadcasting rights, music catalogs, artist contracts, music distribution rights and game content. Patent rights, know-how, license agreements, trademarks and software are generally amortized on a straight-line basis over 3 to 10 years. Customer relationships, television carriage contracts (broadcasting agreements), music catalogs, artist contracts, music distribution rights and game content are generally amortized on a straight-line basis, over 10 to 44 years. Film costs are amortized using an ultimate revenue method based on the ratio of current period actual revenues to the estimated remaining total revenues. Sony considers that amortization pursuant to the ultimate revenue method reflects the rate at which it plans to consume the future economic benefits related to the asset, and there is a high correlation between revenue and the consumption of the economic benefits embodied in the intangible assets. Broadcasting rights are generally amortized based on estimated usage or on a straight-line basis over the useful life.

(7)	Business combinations

Sony recognizes identifiable assets acquired and the liabilities assumed of an acquiree at their fair values at the acquisition date with limited exceptions. Sony recognizes goodwill when the aggregate of the consideration transferred in a business combination, the amount of any non-controlling interests in the acquiree and the fair value of Sony’s previously held equity interest in the acquiree exceeds the net amount of the identifiable assets and liabilities of the acquiree at the acquisition date. If the aggregate above is less than the net amount of identifiable assets and liabilities, the difference is recognized as a gain. The consideration transferred is calculated as the sum of the fair values of the assets transferred, liabilities assumed and equity interest issued. Non-controlling interests are measured either at fair value or based on the non-controlling interests’ proportionate share of the acquiree’s net identifiable assets for each business combination transaction. Acquisition-related costs are recognized as expenses in the period they are incurred.

(8)	Impairment of non-financial assets

Sony reviews the recoverability of its non-financial assets, except for inventories, contract costs and deferred tax assets, whenever there is any indication that an asset or a cash-generating unit (“CGU”) may be impaired. In addition, an annual impairment test for goodwill, intangible assets with indefinite useful lives or intangible assets not yet available for use is performed during the fourth quarter of the fiscal year for each CGU or group of CGUs to which the carrying amount of these assets is allocated.

A CGU is the smallest identifiable group of assets that generates cash inflows that are largely independent of the cash inflows from other assets or group of assets. Goodwill is allocated to each CGU or group of CGUs that is expected to benefit from the synergies of a business combination. A CGU or group of CGUs to which goodwill is allocated is not larger than an operating segment.

The recoverable amount of an asset, a CGU or group of CGUs is the higher of its value in use and fair value less costs of disposal. In assessing value in use, the estimated future cash flows are discounted to their present value using a pre-tax discount rate that reflects current market assessments of the time value of money and the risks specific to the assets. This approach uses significant estimates and assumptions, including estimated future cash flows, the timing of such cash flows, discount rates reflecting the risk inherent in future cash flows, perpetual growth rates, earnings or revenue multiples, the determination of appropriate comparable entities and the determination of whether a premium or discount should be applied to comparables. The assumptions used for estimated future cash flows and the timing of such cash flows for each CGU are generally based on the three-year mid-range plan (“MRP”) and take into account such factors as historical experience, market and industry information, and current and forecasted economic conditions. Perpetual growth rates are generally utilized to determine a terminal value and are generally set after the three-year forecasted period for the MRP.

If the recoverable amount is determined to be less than the carrying amount of a CGU or group of CGUs, an impairment loss would be recognized equal to the amount by which the carrying amount exceeds the recoverable amount. Such impairment losses are recognized by first reducing the carrying amount of any allocated goodwill and then are allocated to the other assets of the CGU on a pro rata basis of the carrying amount of each asset in the CGU. Impairment losses except for content assets are included in other operating (income) expense, net, and impairment losses for content assets are included in cost of sales in the consolidated statements of income.

Assets other than goodwill are reviewed to assess whether there is any indication that an impairment loss recognized in prior periods may no longer exist or may have decreased. If any such indication exists, the recoverable amount of the asset is determined and a reversal of an impairment loss is recognized when the recoverable amount of the asset exceeds the carrying amount. Any increase in the carrying amount of an asset attributable to the reversal of an impairment loss does not exceed the carrying amount of the asset, net of depreciation and amortization, which would have been determined if an impairment loss had never been recognized for the asset in prior periods.

(9)	Provisions

Provisions are recognized when Sony has present legal or constructive obligations as a result of past events, it is probable that outflows of resources embodying economic benefits will be required to settle the obligations, and reliable estimates can be made of the amount of obligations.

Provisions mainly consist of participation and residual liabilities in the Pictures segment and product warranties.

(i)	Participation and residual liabilities in the Pictures segment

Parties involved in the production or exploitation of film and television content may be compensated in part by contingent payments based on the financial results of a film or television show pursuant to contractual formulas (participations) and by contingent amounts due under provisions of collective bargaining agreements (residuals). Such parties are collectively referred to as participants, and such costs are referred to collectively as participation and residual costs. Participation and residual costs may be given to creative talent, such as actors or writers, investors or to entities from whom distribution rights are licensed.

Participation and residual liabilities are accrued based on the ratio of current period actual revenues to the estimated remaining total revenues. The participation and residual liabilities are expected to be relieved when the contingent payments are fixed and paid. The majority of the non-current portion of participation and residual liabilities is expected to be paid within the next 10 years.

Sony also enters into arrangements with other studios to jointly produce and distribute films, under which each partner is responsible for the distribution of the film in specific territories or distribution windows. The partners’ shares in the profits and losses of the films under these arrangements are included within participation and residual costs.

(ii)	Product warranties

Sony issues contractual product warranties under which it generally guarantees the performance of products delivered and services rendered for a certain period or term. Product warranties are calculated based upon product sales, estimated probability of failure and estimated cost per claim. The estimates and forecasts used in the calculation of product warranties are reviewed on a periodic basis.

(10)	Revenue recognition

Sony recognizes revenue in an amount that reflects the consideration Sony expects in exchange for satisfying performance obligations to transfer the goods or services promised in contracts with customers. This is in accordance with the following steps:

Step 1: Identify the contract(s) with a customer.

Step 2: Identify the performance obligations in the contract.

Step 3: Determine the transaction price.

Step 4: Allocate the transaction price to the performance obligations in the contract.

Step 5: Recognize revenue when (or as) Sony satisfies a performance obligation.

Sony owns a variety of intellectual property throughout its segments and recognizes revenue through the licensing of such intellectual property. Sony licenses rights to use its intellectual property and rights to access its intellectual property. When Sony grants a customer the right to use Sony’s intellectual property, Sony satisfies its performance obligation at the point in time when the customer obtains control and is entitled to benefit from the license. When Sony grants a customer the right to access Sony’s intellectual property, Sony satisfies its performance obligation over the license period.

Performance obligations in contracts for the Entertainment, Technology & Services (“ET&S”)* and Imaging & Sensing Solutions (“I&SS”) segments are primarily to deliver various kinds of electronic equipment, instruments and devices to customers. Revenues from these performance obligations are generally recognized when a promised good is delivered to a customer. However, if the sales contract contains a customer acceptance provision, then revenues are recognized when the customer accepts the promised good or when a deemed acceptance occurs by the lapse of time. Revenues are also recognized over time, primarily from the provision of internet broadband network services to subscribers over the subscription period. Revenues are recognized net of anticipated returns and sales incentives.

Within the Game & Network Services (“G&NS”) segment, revenues from hardware, peripherals and software discs are recognized when performance obligations are satisfied by transferring control to the retailer/distributor, net of anticipated returns, sales incentives and cooperative advertising obligations. Revenues from platform licensing to publishers are recognized when physical software discs are delivered. Revenues from digital game content, which is a right to use Sony’s intellectual property, are recognized when the digital content is made available for use by the licensee via an online platform, net of anticipated sales incentives and credit card chargebacks. Revenues from digital game content involving multiple performance obligations, such as obligations to make content available on future dates, are allocated to each performance obligation based on the relative standalone selling prices that are observable in the market or Sony’s best estimate. Revenues from subscription fees for digital subscription services are recognized over the subscription period.

Within the Music segment, Sony licenses intellectual property that transfer to a customer either a right to use Sony’s intellectual property, or a right to access Sony’s intellectual property. Revenues are recognized when the customer has the right to use or access the intellectual property and obtains control of the use or access of that license. Digital revenues include revenues from contracts with digital streaming services typically recognized as a single performance obligation, which is ongoing access to intellectual property in an evolving library of content over the contract term, predicated on: (1) the business practice and contractual ability to remove specific content without a requirement to replace the content and without impact to minimum royalty guarantees and (2) the contracts not containing a specific listing of content subject to the license. For these contracts, revenues are recognized based on sales and usage royalties, except where there is a minimum royalty guarantee that is not expected to be recouped, or a fixed fee, which is recognized on a straight-line basis over the term of the contract. Revenues from the sale of physical products such as CDs, net of anticipated returns and sales incentives, are recognized when delivery has occurred and the product is available for sale to the public.

Within the Pictures segment, revenues from the theatrical exhibition of motion pictures are recognized as the customer exhibits the film. Revenues from the licensing of motion picture and television programming for pay and free television exhibition and other markets are recognized when the product is available for use by the licensee. Revenues for motion picture and television program licensing arrangements involving multiple performance obligations, for example a fee for multiple titles, territories or availability dates, are allocated based on the relative standalone selling price of each performance obligation using Sony’s best estimate based on available information such as market conditions and internal pricing guidelines. Each individual motion picture or television programming product delivered generally represents a separate performance obligation. Licensing revenue associated with renewals or extensions of existing agreements for motion pictures and television programming is recognized when the licensee can use and benefit from the content under the renewal or extension. Licensing revenue associated with minimum guarantees for a right to access Sony’s intellectual property is recognized ratably over the license term. For home entertainment distribution, revenues from the sale of physical products such as DVDs and Blu-ray Disc™, net of anticipated returns and sales incentives, are recognized when delivery has occurred and the product is available for sale to the public. Revenues from electronic sell-through and video-on-demand are recognized when the product is made available for viewing via digital distribution platforms. Revenues from the sale of broadcast advertising are recognized when the advertisement is aired, and the performance obligation in these arrangements is the delivery of advertising spots and may include a guaranteed amount of impressions. When a guarantee for a number of impressions is not achieved, revenues are not recognized until additional advertising spots are delivered to provide the guaranteed impressions. Revenues from subscription fees received by television networks and direct-to-consumer streaming services are recognized when the service is provided. The performance obligation under network subscription arrangements is a right to use Sony’s intellectual property that is satisfied as programming is provided over the term of the arrangement.

Within the Financial Services segment, traditional life insurance policies that Sony underwrites in the life insurance business, most of which are categorized as long-duration contracts, mainly consist of whole life, term life, and disease and health insurance contracts. Premiums from these policies are reported as revenue when due from policyholders. Amounts received as payment for non-traditional contracts such as interest sensitive whole life contracts, variable life insurance contracts, individual variable annuity contracts and other contracts without life contingencies are recognized in policyholders’ account in the life insurance business. Revenues from these contracts are comprised of fees earned for administrative and contract-holder services, which are recognized over the period of the contracts, and included in financial services revenue. Property and casualty insurance policies that Sony underwrites in the non-life insurance business are primarily automotive insurance contracts which are categorized as short-duration contracts. Premiums from these policies are reported as revenue over the period of the contract in proportion to the amount of insurance protection provided.

Revenue is recognized net of any taxes collected from customers and subsequently remitted to governmental authorities.

*	The former Electronics Products & Solutions segment was renamed the ET&S segment effective from April 2022. This change did not result in any reclassification of business across segments.

3.	Significant accounting estimates

The preparation of the consolidated financial statements in accordance with IFRS requires management to make judgments, estimates and assumptions that affect the application of accounting policies, the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from these estimates and assumptions. Sony reviews estimates and assumptions on a regular basis. Information about judgments and estimates that have been made in the process of applying accounting policies and accounting estimates and assumptions that have significant effects on the amounts reported in the consolidated financial statements are as follows:

•	Fair value measurement of financial instruments (6. Financial instruments)

•

Impairment of property, plant and equipment, right of use assets, goodwill and intangible assets (2. Significant accounting policies (7) Business combinations and (8) Impairment of non-financial assets)

Property, plant and equipment	1,344,864 million yen
Right of use assets	478,063 million yen
Goodwill	1,275,112 million yen
Intangible assets	2,125,724 million yen

•

Measurement of future insurance policy benefits and policyholders’ account in the life insurance business Liabilities for future insurance policy benefits are primarily comprised of the present value of estimated future payments to policyholders. These liabilities are computed by the net level premium method based upon the assumptions as to future investment yield, morbidity rates, mortality rates, lapse rates and other factors. These assumptions are reviewed on a periodic basis. Liabilities for policyholders’ account in the life insurance business represent the contract value that has accrued to the benefit of the policyholders as of the end of the reporting period. This liability is generally equal to the accumulated account deposits, plus interest credited, less policyholder withdrawals and other charges assessed against the account balances.

Future insurance policy benefits and other*	7,426,512 million yen
Policyholders’ account in the life insurance business	5,148,579 million yen

*	The current portion of future insurance policy benefits and other is included in other current liabilities in the consolidated statements of financial position.

•

Measurement of film costs and participation and residual liabilities in the Pictures segment (2. Significant accounting policies (6) Amortization methods for intangible assets including content assets and (9) Provisions)

Film costs included in content assets	572,930 million yen
Participation and residual liabilities in the Pictures segment	423,175 million yen

•	Recoverability of deferred tax assets

Deferred tax assets are recognized to the extent that it is probable that taxable profit will be available against which the assets can be utilized. Accordingly, the need to adjust deferred tax assets is assessed periodically with available evidence related to the realization of the deferred tax assets. The judgment related to this assessment considers the nature, frequency and severity of current and cumulative losses on an individual tax jurisdiction basis, forecasts of future profitability after consideration of uncertain tax positions, excess of appreciated asset value over the tax basis of net assets, the duration of statutory carryforward periods, the past utilization of net operating loss carryforwards prior to expiration, as well as prudent and feasible tax planning strategies which would be employed by Sony to prevent net operating loss and tax credit carryforwards from expiring unutilized.

Deferred tax assets	384,839 million yen

4.	Notes to Consolidated Statement of Financial Position

(1)	Assets pledged as collateral and debts subject to collateral

(i)	Assets pledged as collateral

Securities	1,678,553 million yen
Housing loans in the banking business	829,659 million yen

(ii)	Debts subject to collateral

Short-term borrowings	1,597,151 million yen
Long-term debt including the current portion	573,400 million yen

In addition to the above, in the Financial Services segment, Sony entered into securities-for-securities lending transactions, pursuant to which they pledged securities with a value of 4,728 million yen and received securities with a value of 4,691 million yen as collateral.

Furthermore, in the Financial Services segment, Sony pledged securities with a value of 80,328 million yen as guarantees for transactions such as domestic exchange settlements and derivatives.

Assets pledged as collateral are included in the consolidated statements of financial position as “Investments and advances in the Financial Services segment,” current and non-current.

(2)	Allowance for credit losses directly deducted from assets

Trade and other receivables, and contract assets	27,133 million yen
Investments and advances in the Financial Services segment (Non-current)	712 million yen

(3)	Accumulated depreciation and impairment losses of assets

Property, plant and equipment	2,058,892 million yen

(4)	Guarantee obligations

The guarantees mainly include bank loans of affiliated companies.

Guarantee obligations	458 million yen

5.	Notes to Consolidated Statement of Changes in Stockholders’ Equity

(1)	Type and total number of shares issued as of March 31, 2023

Common stock	1,261,081,781 shares

(2)	Matters related to dividends

(i)	Amount of dividends paid:

(Resolution)	Type of shares	Total amount of dividends (Yen in millions)	Dividends per share (Yen)	Record date	Effective date
Board of Directors’ meeting held on May 10, 2022	Common stock	43,295	35.00	March 31, 2022	June 3, 2022
Board of Directors’ meeting held on November 1, 2022	Common stock	43,340	35.00	September 30, 2022	December 1, 2022

(ii)	Dividends whose record date falls in the fiscal year ended March 31, 2023 and whose effective date falls in the fiscal year ending March 31, 2024 are as follows:

(Resolution)	Type of shares	Total amount of dividends (Yen in millions)	Source of dividends	Dividends per share (Yen)	Record date	Effective date
Board of Directors’ meeting held on April 28, 2023	Common stock	49,380	Retained earnings	40.00	March 31, 2023	June 5, 2023

(3)	Type and number of shares subject to the stock acquisition rights (these exercise periods have commenced) at the end of the current fiscal year

Common stock	9,683,000 shares

6.	Notes to Financial Instruments

(1)	Matters related to the status of financial instruments

The funds required for Sony’s business excluding the Financial Services segment are raised from the financial and capital markets and financial institutions through corporate bonds and borrowings. Surplus funds are managed with highly secure financial assets. Sony has entered into derivative contracts such as foreign exchange contracts, currency option contracts, and interest rate swap contracts, which are primarily aimed at reducing the risk of foreign exchange fluctuations and cash flow fluctuations, and does not engage in speculative transactions. In the Financial Services segment, Sony invests in securities and loans to secure stable investment returns, with premium income and customer deposits in the banking business as the main sources of funds. Since these financial assets and liabilities are exposed to the risk of fluctuations in interest rates, stock prices, foreign exchange rates, comprehensive management of assets and liabilities is performed to maintain an appropriate balance.

(2)	Matters related to the fair value of financial instruments

	Yen in millions
	Amounts recognized in the consolidated statements of financial position	Fair value	Difference
Assets:
Securities *1,2	15,983,491	15,980,144	(3,347)
Derivative assets *2	70,144	70,144	—
Housing loans in the banking business *1	3,129,393	3,184,060	54,667
Liabilities:
Long-term debt including the current portion	1,423,392	1,410,921	(12,471)
Derivative liabilities *3	34,123	34,123	—
Contingent consideration *3	51,512	51,512	—
Redeemable noncontrolling interests *3	47,326	47,326	—

*1	Included in investments and advances in the Financial Services segment in the consolidated statements of financial position.

*2	Included in other financial assets in the consolidated statements of financial position.

*3	Included in other financial liabilities in the consolidated statements of financial position.

The table above does not include cash and cash equivalents, and financial instruments that are not measured at fair value in the consolidated statements of financial position whose carrying amounts approximate their fair values mainly due to their short-term nature.

(3)	Matters related to the fair value by fair value hierarchy level of financial instruments

Each fair value measurement is reported in one of three levels, which is determined by the lowest level input that is significant to the fair value measurement in its entirety.

Level 1 — Inputs are unadjusted quoted prices for identical assets and liabilities in active markets.

Level 2 — Inputs are based on observable inputs other than Level 1 prices.

Level 3 — One or more significant inputs are unobservable.

(i)	Financial instruments recognized in the consolidated statements of financial position at fair value

	Yen in millions
	Fair value
	Level 1	Level 2	Level 3	Total
Securities	2,370,016	12,555,996	635,454	15,561,466
Derivative assets	290	65,162	4,692	70,144
Derivative liabilities	3,321	30,802	—	34,123
Contingent consideration	—	—	51,512	51,512
Redeemable noncontrolling interests	—	—	47,326	47,326

The valuation techniques used by Sony to measure financial instruments at fair value, including an indication of the level in the fair value hierarchy in which each instrument is generally classified, are as follows.

Securities

Where quoted prices of financial instruments are available in an active market, these instruments are classified in Level 1 of the fair value hierarchy. Level 1 financial instruments include exchange-traded equity instruments. If quoted market prices are not available for the specific financial instruments or the market is inactive, then fair values are estimated by using pricing models, quoted prices of financial instruments with similar characteristics or discounted cash flows and mainly classified in Level 2 of the fair value hierarchy. Level 2 financial instruments include debt instruments with quoted prices that are not traded as actively as exchange-traded instruments, such as the majority of government bonds and corporate bonds. In certain cases where there is limited activity or less transparency around inputs to the valuation, these instruments are classified within Level 3 of the fair value hierarchy. Level 3 financial instruments primarily include certain private equity investments, investment funds, securitized products which are not classified within Level 1 or Level 2 and domestic and foreign corporate bonds for which quoted prices are not available in a market and where there is less transparency around inputs. Sony estimates the fair value for private equity investments primarily by using comparable company analysis and discounted cash flow method. The price book-value ratio and price earnings ratio of comparable companies, as well as cost of capital and EBITDA multiples for the terminal value used in discounted cash flow method, are primarily used as significant unobservable inputs in the fair value measurement of equity securities classified as Level 3. The fair value increases (decreases) as the price book-value ratio and price earnings ratio of comparable companies rise (decline). In addition, the fair value increases (decreases), as the cost of capital declines (rises) and EBITDA multiples rise (decline), both of which are used in discounted cash flow. Sony estimates the fair value for certain investment funds by using the net asset value. Sony estimates the fair value for securitized products and domestic and foreign corporate bonds for which quoted prices are not available in a market and where there is less transparency around inputs by using third-party information such as indicative quotes from dealers without adjustment or discounted cash flows.

Derivatives

Exchange-traded derivatives valued using quoted prices are classified within Level 1 of the fair value hierarchy. However, few classes of derivative contracts are listed on an exchange; thus, the majority of Sony’s derivative positions are valued using internally developed models that use as their basis readily observable market parameters, meaning parameters that are actively quoted and can be validated to external sources, including pricing services.

(ii)	Financial instruments that are not recognized in the consolidated statements of financial position at fair value

	Yen in millions
	Fair value
	Level 1	Level 2	Level 3	Total
Securities	—	93,352	325,326	418,678
Housing loans in the banking business	—	—	3,184,060	3,184,060
Long-term debt including the current portion	—	1,343,077	67,844	1,410,921

The fair values of long-term debt, including the current portion classified as Level 2, were estimated mainly based on discounted future cash flows using Sony’s current rates for similar liabilities.

Financial instruments classified as Level 3 mainly include housing loans in the banking business, securitized products and certain bonds issued by Sony. In determining the fair value of such financial instruments, Sony uses the present value of expected cash flows based on risk-free interest rate yield curves with certain credit risk.

7.	Note to investment properties

The disclosure is omitted because there are no significant investment properties.

8.	Notes to per-share information

Sony Group Corporation’s stockholders’ equity per share of common stock	5,856.40 yen
Basic net income attributable to Sony Group Corporation’s stockholders per share	758.38 yen

9.	Notes to revenue recognition

(1)	Contract balances

Receivables from contracts with customers, contract assets and contract liabilities are comprised of the following:

Yen in millions
March 31, 2023
Receivables from contracts with customers*1	1,679,106
Contract assets*2	19,355
Contract liabilities*3	508,454

*1

Receivables from contracts with customers are included in the consolidated statements of financial position as “Trade and other receivables, and contract assets” and “Other financial assets,” non-current.

*2	Contract assets are included in the consolidated statements of financial position as “Trade and other receivables, and contract assets” and “Other non-current assets.”

*3	Contract liabilities are included in the consolidated statements of financial position as “Other current liabilities” and “Other non-current liabilities.”

Contract liabilities principally relate to customer advances received prior to performance. Revenues of 303,779 million yen were recognized during the fiscal year ended March 31, 2023, which were included in the balance of contract liabilities as of March 31, 2022. Revenues of 45,645 million yen were recognized during the fiscal year ended March 31, 2023 from performance obligations satisfied prior to April 1, 2022.

(2)	Performance obligations

Remaining (unsatisfied or partially unsatisfied) performance obligations represent future revenues not yet recorded for firm orders that have not yet been performed. Sony applies practical expedients to exclude contracts with an expected original duration of one year or less. The following table shows the summary of the transaction prices allocated to remaining performance obligations that are unsatisfied at March 31, 2023, of which more than half are expected to be recognized within one year and substantially all within three years. The amount of the transaction price related to variable consideration is included only to the extent that it is highly probable that a significant reversal in the amount of cumulative revenue to be recognized will not occur.

Yen in millions
March 31, 2023
Pictures — Motion Pictures and Television Productions*1	796,690
Pictures — Media Networks	8,120
Music*2	140,842
Others	68,708

*1	For Motion Pictures and Television Productions in the Pictures segment, Sony has included all contracts regardless of duration.

*2	The amount included in the Music segment primarily consists of minimum royalty guarantees or fixed fees in contracts related to license revenue for ongoing access to an evolving library of content.

(3)	Disaggregation of revenue

The following table is a breakdown of sales and financial services revenue by segment and product category for each segment.

Sales and financial services revenue by segment and product category:

Yen in millions
Fiscal year ended March 31, 2023
Sales and financial services revenue:

Game & Network Services
Digital Software and Add-on Content	1,523,045
Network Services	464,676
Hardware and Others	1,550,812

Total	3,538,533
Music
Recorded Music – Streaming	598,868
Recorded Music – Others	286,270
Music Publishing	276,665
Visual Media and Platform	203,012

Total	1,364,815
Pictures
Motion Pictures	464,043
Television Productions	536,250
Media Networks	364,594

Total	1,364,887
Entertainment, Technology & Services
Televisions	733,251
Audio and Video	391,608
Still and Video Cameras	565,018
Mobile Communications	356,771
Other	390,091

Total	2,436,739
Imaging & Sensing Solutions	1,301,481
Financial Services	1,443,996
All Other	72,338
Corporate	17,048

Consolidated total	11,539,837

The G&NS segment includes the network services businesses, the manufacture and sales of home gaming products and the production and sales of software. Digital Software and Add-on Content includes distribution of software titles and add-on content through the network by Sony Interactive Entertainment; Network Services includes network services relating to game, video and music content; Hardware and Others includes home gaming consoles, packaged software, game software sold bundled with home gaming consoles, peripheral devices and first-party software for third-party platforms.

The Music segment includes the Recorded Music, Music Publishing and Visual Media and Platform businesses. Recorded Music—Streaming includes the distribution of digital recorded music by streaming; Recorded Music—Others includes the distribution of recorded music by physical media and digital download as well as revenue derived from artists’ live performances; Music Publishing includes the management and licensing of the words and music of songs; Visual Media and Platform includes the production and distribution of animation titles and game applications, and various service offerings for music and visual products.

The Pictures segment includes the Motion Pictures, Television Productions and Media Networks businesses. Motion Pictures includes the worldwide production, acquisition and distribution of live-action and animated motion pictures; Television Productions includes the production, acquisition and distribution of television programming; Media Networks includes the operation of television networks and direct-to-consumer streaming services worldwide.

The ET&S segment includes the Televisions business, the Audio and Video business, the Still and Video Cameras business, the smartphone business and internet-related service business. Televisions includes LCD and OLED televisions; Audio and Video includes Blu-ray disc players and recorders, home audio, headphones and memory-based portable audio devices; Still and Video Cameras includes interchangeable lens cameras, compact digital cameras, consumer video cameras and video cameras for broadcast; Mobile Communications includes smartphones and an internet-related service business; Other includes display products such as projectors and medical equipment.

The I&SS segment includes the image sensors business.

The Financial Services segment primarily represents individual life insurance and non-life insurance businesses in the Japanese market and the banking business in Japan.

All Other consists of various operating activities, including the disc manufacturing and recording media businesses.